

07006497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 3 0 2007 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 3/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Daewoo Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED JUN 0 1 2007 THOMSON FINANCIAL

600 Lexington Avenue, Suite 301,
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Sun Park 212-407-1005
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Young Sun Park, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Daewoo Securities (America), Inc. and subsidiary for the fifteen-month period at and ended March 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 5/18/2007
Date

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 18th DAY OF May 2007
BY



NOTARY PUBLIC

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2010

Notary Public

Daewoo Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Daewoo Securities Co., Ltd.)
And Subsidiary

(SEC I.D. No. 8-45034)


SEC MAIL
RECEIVED
PROCESSING
MAY 3 0 2007
WASH. D.C.
210
SECTION

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Daewoo Securities (America), Inc.:

We have audited the accompanying consolidated statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) and Subsidiary (collectively, the "Company") as of March 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 18, 2007

DAEWOO SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Daewoo Securities Co., Ltd.) AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

Cash	$	545,023
Commissions receivable from parent		112,346
Receivable from brokers, dealers and clearing organizations		103,903
Securities owned:		
Marketable, at market value:		
Obligations of U.S. government agencies		3,008,700
Corporate stocks		8,823
Money market funds		2,617,198
		5,634,721
Not readily marketable, at estimated fair value - Corporate debt securities		5,195,751
Total securities owned		10,830,472
Furniture and office equipment, at cost, less accumulated depreciation of $440,187		9,880
Other assets		780,752
TOTAL ASSETS	$	12,382,376

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Interest rate swap	$	65,033
Accrued expense and other liabilities		144,888
Total liabilities		209,921
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01 per share - 100,000 shares authorized; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Retained earnings		172,455
Total stockholder's equity		12,172,455
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,382,376

See notes to consolidated statement of financial condition.

DAEWOO SECURITIES (AMERICA), INC.
(A WHOLLY-OWNED SUBSIDIARY OF DAEWOO SECURITIES CO., LTD.) AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

1. DESCRIPTION OF BUSINESS

Daewoo Securities (America), Inc., (the "Company") was incorporated on July 7, 1992 under the laws of the state of New York to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Daewoo Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). During 2006, the Company changed its fiscal year from December 31 to March 31.

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. The major source of income is commissions from its brokerage services.

The Company has clearing agreements with its Parent and others whereby those clearing organizations clear the Company and its customers' securities transactions and carry such accounts on a fully disclosed basis as their customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

Daewoo Futures, Inc. (the "Subsidiary"), a wholly-owned subsidiary of the Company, was incorporated in May 1995. As of March 31, 2007, Daewoo Futures, Inc. was not engaged in active business. During 2006, the Subsidiary changed its fiscal year from December 31 to March 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition include the accounts of the Company and the Subsidiary, both of which are under common control and management. All material intercompany profits, transactions and balances have been eliminated.

At March 31, 2007, $323,641 of assets and $3,195 of liabilities were attributable to the subsidiary. The aggregate stockholder's equity of the subsidiary was $320,446 at March 31, 2007.

Receivable from Brokers, Dealers and Clearing Organizations - The balances shown as receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of a deposit in a clearing broker. According to the proprietary account of an introducing broker agreement with the clearing broker, the Company used this deposit in its net capital computations.

Marketable Securities - Marketable securities are carried at market value and at March 31, 2007, consist primarily of obligations of U.S. government agencies and money market funds (see Note 4).

Not Readily Marketable Securities - Securities not readily marketable are valued at fair value as determined by management. Fair value is estimated by using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows of determining the present value of the components. The resulting difference between cost and market or estimated fair value is included in trading gains and losses in current operations.

Deferred Rent Liability - Rent expenses related to operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is recorded in accrued expense and other liabilities in the accompanying consolidated statement of financial condition. The deferred rent liability amounted to $47,985 as of March 31, 2007.

Interest Rate Swap Agreements - The Company enters into interest swap agreements to reduce its exposure to market risk from changing interest rates. The Company designed these derivative financial instruments as nonhedging instruments. Consequently, any changes in fair value of these derivative financial instruments are taken to income.

These derivative financial instruments are carried at fair value and changes in the fair value are recognized as trading gains or losses. The derivative financial instruments are valued using quoted market prices, including quotes from dealers in those instruments, when available. If quoted market prices are not available, fair value is estimated by using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will be realized.

Depreciation - Furniture and office equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from five to six years.

Fair Value of Financial Instruments - In accordance with SFAS No. 107, *Disclosure About Fair Value of Financial Instruments,* the carrying amounts reported in the consolidated statement of financial condition for securities owned and interest rate swap are valued at fair value using quoted market prices or determined by management. Commissions receivable from parent, receivable from brokers, dealers and clearing organizations, other assets, and accrued expenses and other liabilities approximate fair value because of the short-term nature of those financial instruments.

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156, *Accounting for Servicing of Financial Assets* ("SFAS No. 156"). SFAS No. 156 provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, with early adoption being permitted. Management of the Company does not expect that the adoption of SFAS No. 156 will have a material effect on the Company's consolidated statement of financial condition.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. This Interpretation defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN No. 48 will have on the Company's consolidated statement of financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on its consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company does not believe that the adoption of SFAS No. 159 will have a material impact on its consolidated statement of financial condition.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2007, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $5,584,394, which exceeded the minimum requirement by $5,484,394. The Company's percentage of aggregate indebtedness to net capital was 3.70%.

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market value.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions applicable to the securities or to the Company. At March 31, 2007, these securities carried at estimated fair values consist of corporate debt securities amounting to $5,195,751.

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2007 is as follows:

		Deferred Tax Assets (Liabilities)
State net operating loss carryforwards	$	47,113
Deferred rent		21,977
Accrued expense		11,026
Depreciation		6,858
Total		86,974
Valuation allowance		(86,974)
Net deferred tax assets	$	-

The necessity of establishing a valuation was considered. Since it was determined that it was more likely than not the Company would not utilize the benefit of deferred tax assets on these deductible differences, the Company has recorded a valuation allowance to fully offset the deferred tax assets. The net change in valuation allowance for the fifteen-month period ended March 31, 2007 was a decrease of $1,809.

6. RELATED PARTY TRANSACTIONS

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable from the Parent as of March 31, 2007 amounted to $112,346.

7. INTEREST RATE SWAP AGREEMENT

At March 31, 2007, the Company has an interest rate swap agreement with Korea Development Bank, London Branch, an affiliated company, having a total notional principal amount of $2,000,000. This agreement changes the Company's interest rate exposure on its fixed-rate bond to floating-rate bond without the exchange of the notional principal amount. The interest rate swap agreement matures at the time the related security matures. The Company designated the interest rate swap as a nonhedging instrument. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate any material losses from this transaction. The fair value of the interest rate swap agreement at March 31, 2007 was a loss of $65,033, which is included in interest rate swap in the accompanying consolidated statement of financial condition.

8. COMMITMENT

The Company leases office under noncancelable operating lease expiring in August 2014. The following is a schedule of the approximate minimum annual rental commitment for such lease:

Year ending March 31:	Amount
2008	$ 142,000
2009	142,000
2010	152,000
2011	153,000
2012	153,000
Thereafter	369,921
	$ 1,111,921

9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with theses activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 18, 2007

Daewoo Securities (America), Inc.
600 Lexington Avenue, Suite 301
New York, NY 10022

In planning and performing our audit of the consolidated financial statements of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) and Subsidiary (collectively, the "Company") as of and for the fifteen-month period ended March 31, 2007 (on which we issued our report dated May 18, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END